Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following advisory was sent internally at Dell Technologies Inc. on October 19, 2018.

Shareholder Class V Transaction Vote Date Set

To: Global Sales teams

On October 19, 2018, Dell Technologies announced that a special meeting of stockholders to vote on the proposed Class V transaction will take place on Tuesday, December 11 at 8:00 a.m. CT. We also filed definitive proxy materials and a prospectus with the Securities and Exchange Commission (SEC) in connection with the transaction.

Although it’s tempting to summarize this complex transaction into a simple statement like “Dell is going public,” that statement is not fully accurate. Dell Technologies has been a public company (that is privately controlled) since the September 2016 EMC merger when it issued the DVMT stock. If you are asked questions from customers or partners, please use the following approved Reactive Talking Points:

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On October 19, 2018, Dell Technologies announced it has filed definitive proxy materials with the U.S. Securities and Exchange Commission in connection with the proposed exchange of Class V DVMT shares for Dell Technologies Class C common stock or a cash election option.

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We’re proposing a transaction to retire the VMware tracking stock and replace those shares with a mix of cash and publicly traded Dell Technologies common stock. This will help simplify our ownership structure, but won’t change how we interact with customers or partners, and VMware will remain independent. For any further detail, please refer to our SEC filings.

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The special committee of the board of directors continue to believe that the Class V transaction is in the best interests of Dell’s Class V stockholders and we are continuing to proceed to seek stockholder approval for the transaction. We recently disclosed via our 8-K filing that Dell is exploring a potential IPO as a contingency option in the event the transaction is not consummated. Beyond that, we will not be commenting on any particular option.

FAQ

Why is Dell Technologies doing this?

The transaction achieves several important objectives:

•	Simplifies Dell Technologies’ capital structure by eliminating the DVMT stock and, thereby, simplifies Dell Technologies’ ownership interest in VMware.

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Provides current DVMT stockholders with significant and immediate premium to the trading price of the DVMT stock, and the opportunity to receive a new class of publicly traded stock that reflects the entire Dell Technologies family of businesses, enabling them to benefit from potential future value creation of Dell Technologies.

•	Gives Dell Technologies more strategic and financial flexibility for future initiatives.

•	Maintains VMware’s independence.

Why are we making these changes now?

•	Dell Technologies has dramatically transformed its business since the going-private transaction in 2013 and has become the leader in both traditional and emerging technologies.

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As part of the transformation, Dell Technologies also acquired EMC, conducted initial public offerings of SecureWorks and Pivotal (which, as with VMware, will remain publicly traded subsidiaries) and divested non-core assets to reshape the Dell Technologies family of businesses.

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Dell Technologies emerged from this transformation better positioned to quickly respond to the changing IT landscape. Its proven agility and commitment to innovation positions Dell Technologies for future success.

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Dell Technologies is now a leading global end-to-end technology infrastructure provider with a complete portfolio of IT solutions and is a key enabler of transformative IT trends, including multi-cloud management, edge computing, Internet of Things, digitization and artificial intelligence.

•	As a result, this is the right time for Dell Technologies Class C stock to be publicly traded.

Well-positioned for future growth

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We have leadership positions across multiple segments of the IT industry and have significant momentum in the business. Dell Technologies’ recent financial performance showcases the strength of our end-to-end suite of solutions and complementary businesses.

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As we have previously announced, Dell Technologies is experiencing strong positive momentum across its businesses after a period of strong revenue growth, earnings, cash flow and accelerated debt pay-down.

What it means for Dell Technologies, our customers, partners and team members

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The transaction simplifies Dell Technologies’ capital and ownership structure and creates a new class of publicly traded security that reflects the full value of the Dell Technologies family of businesses.

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As Dell Technologies has continued to successfully integrate following the merger with EMC, the company has significantly improved its strategic position with deeper customer relationships of increasing size and scope, enhanced its go-to-market reach, accelerated its growth and share gain momentum, and fostered a culture of winning. Dell Technologies has been recognized by customers as the essential and trusted technology partner, leading to strong financial performance. Following the transaction, this focus will not change.

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In fact, customers will continue to benefit from a comprehensive technology portfolio from the edge to the core to the cloud, enabling them to digitally transform their businesses. Plus, to meet the growing demand of customers and partners to buy solutions across Dell Technologies’ family of businesses, we remain committed to simplifying our offerings and making the full customer experience both easier and faster for customers.

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Our focus on innovation through continued R&D investments and a simplified customer experience has led to Dell Technologies being included in 21 Gartner Magic Quadrants and becoming the leader in 13 of such quadrants, and IDC ranking Dell Technologies #1 in nearly all the areas where it competes.

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For the next steps, the transaction is subject to approval by DVMT stockholders representing a majority of the voting power of the outstanding DVMT stock other than those held by affiliates of Dell Technologies. The transaction is also subject to other customary closing conditions.

Additional Assets/Resources

•	Michael Dell’s Open Letter to Customers & Partners

•	Press release, July 2, 2018: Dell Technologies Concludes Strategic Review and Reaches Agreement to Exchange Class V Tracking Stock for Equity or Cash Election Option

•	Press release, July 2, 2018: Special Committee Representing Dell Technologies Holders of Class V Common Stock Approves Negotiated Conversion of Class V Shares

We will continue to keep you updated on developments with the proposed transaction as details warrant.

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No Offer or Solicitation:

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus is expected to be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation:

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.